97.

06017747

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Primary Metals Inc.

*CURRENT ADDRESS 306 - 850 West Hastings Street
Vancouver, British Columbia V6C 1E1

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 31 2006
THOMSON
FINANCIAL

FILE NO. 82- 35031

FISCAL YEAR 3/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ]
AR/S (ANNUAL REPORT) [X]
12G32BR (REINSTATEMENT) [ ]
SUPPL (OTHER) [ ]
DEF 14A (PROXY) [ ]

OICF/BY: MAC
DATE : 10/27/06

82-35031

3-31-06
AR/S

PRIMARY METALS INC.

CONSOLIDATED FINANCIAL STATEMENTS

31 MARCH 2006 AND 2005

Expressed in Euros

AUDITORS' REPORT

To the Shareholders of Primary Metals Inc.:

We have audited the consolidated balance sheets of Primary Metals Inc. as at 31 March 2006 and 2005 and the consolidated statements of income (loss) and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 March 2006 and 2005 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Staley, Okada & Partners"

Vancouver, B.C.
14 July 2006

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Primary Metals Inc. Statement 1

Consolidated Balance Sheets

As at 31 March
Euros

ASSETS	2006	2005
Current		
Cash	3,122,170	339,529
Accounts receivable - trade	55,185	611,163
- other	429,978	240,821
Prepaid expenses	42,841	35,535
Inventory *(Note 5)*	2,331,626	1,743,935
	5,981,800	2,970,983
Future Income Tax Assets *(Note 14)*	2,755,207	-
Property, Plant and Equipment *(Note 7)*	4,654,236	1,789,370
	13,391,243	4,760,353

LIABILITIES	2006	2005
Current		
Export loan payable *(Note 8a)*	-	299,737
Government assistance loan *(Note 8b)*	1,334,456	1,285,653
Accounts payable and accrued liabilities	3,031,142	2,809,583
Current portion of long-term debt	807,130	596,810
	5,172,728	4,991,783
Long-Term Debt *(Note 9)*	870,645	741,976
Asset Retirement Obligations *(Note 10)*	3,383,131	3,222,030
Contingencies *(Note 10)*		

SHAREHOLDERS' EQUITY (DEFICIENCY)	2006	2005
Share Capital *(Note 11)*	62,713,071	62,366,379
Convertible Security *(Note 11d)*	13,255	26,509
Contributed Surplus *(Note 12)*	6,535,221	6,048,299
Deficit - *Statement 2*	(65,296,808)	(72,636,623)
	3,964,739	(4,195,436)
	13,391,243	4,760,353

ON BEHALF OF THE BOARD:

"James Robertson", Director

"Michael Raftery" , Director

- See Accompanying Notes -

Primary Metals Inc. Statement 2

Consolidated Statements of Income (Loss) and Deficit

For the Years Ended 31 March

Euros

	2006	2005
Sales *(Note 13)*	14,599,373	6,138,214
Cost of Sales	7,866,430	6,358,069
Gross Margin	6,732,943	(219,855)
Accretion of asset retirement obligation *(Note 10)*	161,101	153,431
Administrative Expenses	916,737	446,223
Amortization and Depletion	570,029	507,037
Foreign Exchange Loss (Gain)	82,073	(102,796)
Interest and Financing	228,985	217,495
Professional Fees	159,669	166,756
Stock-Based Compensation *(Note 11f)*	543,548	-
	2,662,142	1,388,146
Income (Loss) Before the Undernoted	4,070,801	(1,608,001)
Gain on forgiveness of debt *(Note 4)*	-	249,672
Loss on retirement of assets	-	(29,017)
Gain on sale of assets *(Note 6)*	503,438	-
Other income	10,369	61,907
Write-down of investments *(Note 6)*	-	(41,655)
Income (Loss) Before Income Taxes	4,584,608	(1,367,094)
Current income taxes *(Note 14)*	-	-
Future income tax recovery *(Note 14)*	2,755,207	-
Income (Loss) for the Year	7,339,815	(1,367,094)
Deficit - beginning of year	(72,636,623)	(71,269,529)
Deficit - End of Year	(65,296,808)	(72,636,623)
Income (Loss) Per Share – Basic	0.68	(0.19)
Income (Loss) Per Share – Diluted	0.55	(0.19)
Weighted-Average Number of Shares – Basic	10,808,282	7,422,150
Weighted-Average Number of Shares – Diluted	13,266,651	7,422,150

- See Accompanying Notes -

Primary Metals Inc. Statement 3

Consolidated Statements of Cash Flows

For the Years Ended 31 March

Euros

Cash Resources Provided By (Used In)	2006	2005
Operating Activities		
Income (loss) for the year	**7,339,815**	(1,367,094)
Items not involving cash		
Accretion of asset retirement obligation	**161,101**	153,431
Amortization and depletion	**570,029**	507,037
Gain on sale of assets	**(503,438)**	-
Future income tax recovery	**(2,755,207)**	-
Interest accretion on long-term debt	-	25,071
Gain on forgiveness of debt	-	(249,672)
Foreign exchange gain on forgiven debt	-	(41,290)
Loss on retirement of assets	-	29,017
Write-down of investments	-	41,655
Stock-based compensation	**543,548**	-
	5,355,848	(901,845)
Net change in non-cash working capital	**(6,617)**	220,638
	5,349,231	(681,207)
Financing Activities		
Export loan	**(299,737)**	99,309
Government assistance loan	**48,803**	948,574
Long-term debt	**338,989**	(90,383)
Share capital issued for cash	**276,812**	316,009
	364,867	1,273,509
Investing Activities		
Purchase of property, plant and equipment	**(3,434,895)**	(412,671)
Proceeds on sale of assets	**503,438**	4,750
	2,931,457	(407,921)
Net Increase In Cash	**2,782,641**	184,381
Cash position - beginning of year	**339,529**	155,148
Cash Position - End of Year	**3,122,170**	339,529

Supplemental Schedule of Non-Cash Investing and Financing Transactions	2006	2005
Equipment acquired under capital lease	-	622,400
Fair value of stock options exercised	**56,626**	10,340
Fair value of warrants exercised	**13,254**	-

- See Accompanying Notes -

1. Nature of Operations and Basis of Presentation

The Company is engaged in the mining industry and owns and operates the Panasqueira underground mine ("Panasqueira") located in Portugal, which produces tungsten, copper and tin concentrates.

2. Significant Accounting Policies

a) Consolidation

These financial statements include the accounts of the Company and its subsidiaries as follows:

Primary Mining Canada Inc. ("PMC")	100%
Beralt Ventures Inc. ("BVI")	(i)
Beralt Tin and Wolfram (Portugal) S.A. ("Beralt")	(ii)
Empresas Mineira da Argimela, Lda.	(iii)

(i) Owned 100% by PMC
(ii) Owned 100% by BVI
(iii) Owned 95.32% by Beralt and 4.68% by BVI

All material inter-company balances and transactions have been eliminated.

b) Management Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

c) Foreign Exchange

The Company's functional and reporting currency for these consolidated financial statements is the Euro. Accordingly, the accounts of Beralt, some of which are initially transacted in United States dollars and United Kingdom pounds, are translated into Euros at the rate of exchange in effect at the balance sheet date, revenues and expenses are translated at the rate of exchange in effect on the dates of which such items are recognized in income during the period. Exchange gains and losses arising from such translations are recognized in income during the period.

The accounts of the Company's Canadian operations have been translated into Euros as follows:

i) Monetary assets and liabilities at year-end rates,
ii) All other assets and liabilities at historical rates, and
iii) Revenue and expense items at the average rate of exchange prevailing during the year.
iv) Gains and losses arising on translation are charged to the statement of operations in the period in which they occur.

d) Foreign Currency Risk

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

2. Significant Accounting Policies - *Continued*

e) Earnings (Loss) per Common Share

Earnings per share amounts are calculated using the weighted-average number of common shares issued and outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of stock options and share purchase warrants. This method assumes that proceeds received from the exercise of in-the-money stock options and warrants are used to purchase common shares at the average market price during the year.

f) Inventory

Mine stores and finished concentrates are valued at the lower of average cost and net realizable value less a provision for obsolescence on specific mine store items. Cost of finished concentrates inventory includes direct mining and production costs, direct mine overhead costs, amortization and depletion, less by-product credits. Cost of sales includes costs of finished concentrates plus shipping costs less amortization and depletion, which is disclosed separately in the statement of income.

g) Amortization, Depletion and Impairment

Mining machinery, plant and property are depleted on a unit of production basis, based on estimated recoverable reserves. Estimated recoverable reserves include proven and probable reserves and the portion of mineralized zones expected to be classified as reserves. Mining and administrative equipment is amortized on a straight-line basis over their estimated useful lives. Property, plant and equipment that are currently not in use or that are under development will not be amortized until such property, plant and equipment are put into use.

Management periodically reviews future operating cash flows of its mining operations in determining if adjustments to the carrying values of its mining assets are required to record those assets at the net recoverable amount. The ultimate recoverability of the amounts capitalized for the mining assets is dependent upon the delineation of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management's estimates of recoverability of the Company's investment in the mining assets have been based on best estimates. However, it is reasonably possible that changes could occur in the near term, which could adversely affect management's estimates and may result in further write-downs of capitalized carrying values.

h) Leased Assets

Assets acquired under capital leases are capitalized and the outstanding future lease obligations are shown in long-term debt. The assets are depreciated over their useful economic lives. The interest element of leasing payments represents a constant proportion of the capital balance outstanding and is charged to the profit and loss account over the period of the lease. All other leases are regarded as operating leases and the payments made under them are charged to the profit and loss account as incurred over the lease term.

i) Environmental Expenditures

The operations of the Company may be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company are not predictable. The Company's policy is to comply with legal requirements, as instigated by government agencies or appropriate authorities, as a minimum where necessary to conduct its business responsibly and in accordance with the principles of economically sustainable development *(Note 2n)*.

2. Significant Accounting Policies - *Continued*

j) Revenue Recognition

Revenue from sales is recognized upon delivery of the concentrate under firm sales contracts and collection is reasonably assured. Sales are recorded net of incremental sales revenues paid or payable to third parties *(Notes 13 and 15e)*.

k) Financial Derivatives

It is not the Company's policy to speculate with the use of derivatives. In respect of any contracts employed to hedge the future sale of product, any gain or loss is taken to the profit and loss account when realized either by the physical delivery of the product or the closure of the instrument.

l) Accounting for Income Taxes

Income taxes are calculated using the asset and liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. The future income tax asset and liabilities are measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse. When acquisitions are made and a difference exists between the cost of the asset and its tax basis, a future income tax liability or asset is recorded. The amount of the future income tax liability or asset is included in the initial carrying value of the acquired asset.

m) Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*, which requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair-value based method. The fair value of options is accrued and charged to operations with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. Upon exercise of the options, the applicable amounts of contributed surplus are transferred to share capital.

n) Asset Retirement Obligation

Mining operations are generally required to restore mine and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the Company's environmental policies.

The Company has adopted the recommendations of CICA Handbook Section 3110, *Asset Retirement Obligations.* This section requires the recognition of a liability for legal obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimate of its ultimate reclamation liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

3. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, export loan payable, government assistance loan, accounts payable, and long-term debt. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is exposed to significant interest, currency or credit risks arising from these financial instruments.

All of the Company's debt is at fixed interest rates except for the export loan (€Nil), an overdraft facitlity (€Nil), and equipment loans totalling (€262,062), which are at floating rates, and to this extent, the Company is exposed to interest rate risk.

The Company is exposed to currency risk on its sales as the contract relating to its main customer *(Note 13)* is denominated in U.S. funds. This contract accounted for 96% of consolidated sales for the year ended 31 March 2006 (2005 - 86%). The Company's sales are negatively impacted by increases in the Euro versus the U.S. dollar. Management partially mitigates this risk by arranging credit facilities that are denominated in U.S. funds *(Notes 8 and 9)*.

The Company has a concentration of sales *(Note 13)* such that substantially all sales of tungsten concentrates are to a single customer. The Company has experienced no bad debts resulting from trade credit extended to this customer.

4. Due to Related Company

During the year ended 31 March 2005, Almonty, LLC ("Almonty"), a private U.S. company, acquired 3,379,342 common shares of the Company from Avocet Mining PLC ("AMP"), a UK public company. Concurrently, Almonty subscribed for two private placements for a total of 1,538,888 shares of the Company, including 1,200,000 warrants *(Note 11)*. These transactions effectively gave Almonty voting control of the Company.

As part of Almonty's agreement with AMP, AMP assigned a €2,140,000 contingently payable loan and a US$412,000 convertible revolving credit note to BVI for $1, whereupon BVI subscribed for additional shares in Beralt to capitalize the debt. The effect of these assignments to the parent of Beralt was to effectively forgive both of the loans payable by Beralt. Accordingly, the Company recorded a gain on forgiveness of debt during the prior year of €249,672, which relates to the convertible revolving credit note. The Company had taken a full valuation allowance of the contingently payable loan in a prior year.

AMP also assigned the US$50,000 Convertible Loan Agreement *(Note 9)* to Almonty. This loan was repaid during the current year.

5. Inventory

Details are as follows:

	2006	2005
Concentrates	**208,564**	717,803
Concentrates – in transit	**667,624**	-
Mine stores	**1,704,838**	1,275,532
Provision for obsolescence	**(249,400)**	(249,400)
	2,331,626	1,743,935

6. Investments

The Company owns a royalty interest based on the production of an ammonium metatungstate plant located in Alabama and owned the rights to acquire two-thirds of the share capital of Minera Malaga Santolalla ("Malaga"), which owns tungsten mining and exploration rights in Peru. On 31 March 2005, the Company wrote off all costs (€41,655) relating to these investments. During the current year, the Company sold its option on Malaga for a cash payment of US$650,000, less closing and legal costs of US$47,716, for a gain on sale of €503,438.

7. Property, Plant and Equipment

Details are as follows:

	2006	2005
Mill, buildings and mine development	**16,548,827**	16,306,346
Mining equipment	**16,322,843**	14,312,466
Transportation equipment	**823,317**	597,697
Administration	**493,419**	470,018
Equipment under capital lease	**1,997,263**	1,997,263
	36,185,669	33,683,790
Provisions for impairment	**(10,815,247)**	(10,815,247)
Accumulated amortization and depletion	**(20,716,186)**	(21,079,173)
	4,654,236	1,789,370

8. Loans Payable

a) Export Loan Payable

Details are as follows:

	2006	2005
Note payable to Caixa Geral de Depositos, Portugal, bearing interest at Libor plus 1.25%, repayable 120 days from each advance and secured by exported tungsten concentrates	-	299,737

The loan is denominated in U.S. funds and the balance owing at 31 March 2006 is US$Nil (2005 – US$394,600).

b) Government Assistance Loan

Details are as follows:

	2006	2005
Advances are unsecured with interest payable at an estimated rate of 6.2%, currently without specific terms of repayment	**1,334,456**	1,285,653

Beralt received certain advances from the Government of Portugal to assist the Company during a period of reduced cash flow. The Company is currently negotiating repayment terms with the government and, therefore, this balance has been classified as a current liability in these financial statements.

c) Convertible Line of Credit

During the period, the Company signed a credit facility agreement with Almonty, which provides for a US$500,000 unsecured convertible line of credit available in increments of US$125,000 per quarter beginning on 15 July 2005. Advances under the facility will bear interest at 5%, have a five-year term, and will be convertible into units comprising one share and one share purchase warrant at a conversion price fixed at the date of the drawdown. There have been no drawdowns to date.

d) Overdraft Facility

The Company has an overdraft facility with Caixa Geral de Depositos to a limit of €100,000 and bearing interest at Euribor three-month rate plus 4% per annum and is unsecured. The balance of this facility as at 31 March 2006 is €Nil (2005 – €Nil).

9. Long-Term Debt

a) Details are as follows:

	2006	2005
Almonty, a related company		
Convertible Loan Agreement - non-interest bearing, unsecured, due 15 January 2005	-	36,966
Caixa Geral de Depositos		
Mechanization loan, bearing interest at 3.83%, repayable at €62,246 per quarter, secured by related equipment, due December 2006	**186,692**	435,676
Locapor		
Capital lease payable, repayable at €13,817 per quarter blended interest and principal, implicit interest at 4.47% per annum, maturing 16 December 2006, secured by the related equipment	**76,545**	126,984
Other		
Capital lease payable, repayable at US$44,750 per month blended interest and principal, implicit interest at 4.94% per annum, maturing 30 April 2006, secured by the related equipment *(Note 13)*	**73,270**	401,669
Capital lease payable, non-interest bearing, repayable at €8,449 per month maturing September 2006, secured by the related equipment	**63,903**	165,291
Finance contract payable, repayable in semi-annual payments of €21,525, with interest at 9.40% per annum, maturing May 2008, secured by the related equipment	**129,150**	172,200
Finance contract payable, repayable in quarterly payments of €27,501, with interest at 8.60% per annum, maturing August 2009, secured by the related equipment	**381,718**	-
Finance contract payable, repayable in quarterly payments of €24,515, with interest at 8.70% per annum, maturing October 2009, secured by the related equipment	**367,723**	-
Other finance contracts payable, repayable in monthly payments totalling €28,496, with interest at rates to 5.48% per annum, maturing between August 2006 and September 2010, secured by the related equipment	**398,774**	-
	1,677,775	1,338,786
Less: current portion	**807,130**	596,810
	870,645	741,976

b) Scheduled principal repayments are as follows:

Twelve Months Ended 31 March	
2007	807,130
2008	325,998
2009	329,633
2010	197,101
2011	17,913
	1,667,775

10. Asset Retirement Obligations

Mining operations at Panasqueira are located in two areas as follows:

a) **Rio**

The Rio area has not been in operation since the Company completed its acquisition of Panasqueira. The Company has entered into an agreement with the local municipal government in Portugal for the transfer of these old mine workings, tailings, waste rock disposal areas, and any potential reclamation obligations to the municipality for nominal consideration. The agreement is subject only to a formal deed of transfer being signed and registered. The municipality is currently improving the area as a tourist attraction and mining museum. No asset retirement obligation has been recorded for these workings.

b) **Barroca Grande**

Management has estimated reclamation and closure costs for the current mine workings using its best judgment of such future costs and based on an anticipated mine life of ten years. The ultimate value of the asset retirement obligation is uncertain and may change in future years based on updated estimates of costs, mine life, and other new information. Any future changes in the estimate of the asset retirement obligation will be recognized prospectively in the year such adjustment is made.

The Company has estimated the fair value of the asset retirement obligation upon acquisition to be 2,922,476 Euros. The obligation has been calculated using a discount rate of 5% and an inflation rate of 2.50%. Details are as follows:

	2006	2005
Reclamation and restoration		
Opening balance	**2,043,090**	1,945,799
Accretion during the year	**102,154**	97,291
Closing balance	**2,145,244**	2,043,090
Employee termination		
Opening balance	**1,178,940**	1,122,800
Accretion during the year	**58,947**	56,140
Closing balance	**1,237,887**	1,178,940
Total asset retirement obligation – opening balance	**3,222,030**	3,068,599
Total accretion during the year	**161,101**	153,431
Total asset retirement obligation – closing balance	**3,383,131**	3,222,030

11. Share Capital

Details are as follows:

a) Authorized share capital consists of an unlimited number of common shares, without par value.

b) Details of the issued and outstanding shares are as follows:

	2006		2005	
	Number	Amount	Number	Amount
Balance – beginning of year	9,681,718	62,366,379	6,884,496	62,040,030
Issued and fully paid:				
Private placement at Cdn$0.18	-	-	338,888	37,968
Private placement at Cdn$0.225	-	-	1,200,000	168,057
Exercise of stock options	178,125	90,682	275,000	24,897
Exercise of warrants	1,806,666	186,130	983,334	85,087
Fair value of stock options exercised *(Note 12)*	-	56,626	-	10,340
Fair value of warrants exercised *(Note 11d)*	-	13,254	-	-
Balance – end of year	11,666,509	62,713,071	9,681,718	62,366,379

c) The Company established a stock option plan (the "Plan") on 23 October 2003. The board of directors of the Company is the administrator of the Plan, whereby it may from time to time grant options to attract or retain directors, officers, advisors, employees and other persons or companies engaged to provide services to the Company. A summary of stock option activities during the reported periods is as follows:

	2006	2005
Balance - beginning of year	260,000	600,000
Granted	1,585,000	-
Exercised	(178,125)	(275,000)
Expired	-	(65,000)
Balance - end of year	1,666,875	260,000

Details of stock options outstanding as at 31 March are as follows:

	2006	2005		Exercise Price	Expiry Date
Directors and officers	200,000	200,000	Cdn$	$ 0.10	10 April 2008
Directors and officers	60,000	60,000	Cdn$	$ 0.20	10 September 2008
Directors, officers and employees	621,875	-	Cdn$	$ 0.51	6 May 2010
Directors and consultants	685,000	-	Cdn$	$ 2.15	26 August 2010
Consultants	100,000	-	Cdn$	$ 2.91	1 December 2010
	1,666,875	260,000			

The outstanding options have a weighted-average exercise price of Cdn$1.27 and the weighted-average remaining life of the options is 3.95 years. As at 31 March 2006, a total of 958,750 (2005 – 260,000) of these outstanding options had vested.

11. Share Capital - *Continued*

d) Details of the issued and outstanding warrants are as follows:

	Price	Expiry	2006	2005		2006 Amount	2005 Amount
Cdn $	0.11 or	10 April 2006					
Cdn $	0.125	10 April 2008	**500,000**	1,000,000	(i)	**13,255**	26,509
Cdn $	0.12	19 June 2005	**-**	390,000		**-**	-
Cdn $	0.15	11 July 2005	**-**	666,666		**-**	-
Cdn $	0.30	23 March 2007	**950,000**	1,200,000		**-**	-
			1,450,000	3,256,666		**13,255**	26,509

(i) The fair value of these warrants was estimated on the date of grant using the Black-Scholes Option-Pricing Model with the following assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	64%
Risk-free interest rate	3.60%
Expected life of options	5 years

During the period, 500,000 of these warrants were exercised for cash proceeds of €38,437. The related fair value of €13,254 has been recorded as share capital *(Note 11b)*.

e) As at 31 March 2006, there were 690,235 (2005 – 1,737,371) common shares in escrow, which may only be released pursuant to the terms of the escrow agreements.

f) **Stock-Based Compensation**

For the years ended 31 March, the Company issued stock options to its directors, officers, employees, and consultants and recognized stock-based compensation as follows:

	2006	2005
Total options granted	**1,585,000**	-
Average exercise price (in Cdn$)	**1.40**	-
Estimated fair value of compensation	**976,297**	-
Estimated fair value per option	**0.62**	-

11. Share Capital - *Continued*

f) Stock-Based Compensation - *Continued*

The fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2006	2005
Risk-free interest rate	**3.52%**	-
Expected dividend yield	**0.00%**	-
Expected stock price volatility	**78.90%**	-
Expected option life in years	**5.00**	-

The company has recorded stock-based compensation for the options that vested during the year as follows:

	2006	2005
Number of options vested in year	**876,875**	-
Total compensation recognized for the year	**543,548**	-

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

12. Contributed Surplus

Details are as follows:

	2006	2005
Balance - beginning of year	**6,048,299**	6,058,639
Stock-based compensation *(Note 11f)*	**543,548**	-
Fair value of stock options exercised (i)	**(56,626)**	(10,340)
Balance - end of year	**6,535,221**	6,048,299

(i) During the period, employees exercised 178,125 (2005 – 275,000) stock options for which the related fair value has been recorded as share capital (*Note 11b*).

13. Sales and Economic Dependence

Details of sales generated from customers that individually account for approximately 10% or more of the year's consolidated sales are as follows:

	2006	2005
Number of large customers	**1**	1
Amount of sales to large customers	**13,957,525**	5,278,859
Total consolidated sales	**14,599,373**	6,138,214
Total percentage of consolidated sales generated from large customers	**96.0%**	86.0%

The Company is economically dependent upon a single customer and upon the successful renewal or replacement of these contracts at economic rates.

During the year, the Company signed an exclusive multi-year sales agreement for the sale of all or substantially all of its tungsten concentrate from the mine. The agreement replaces the previous sales agreement that was to expire on 30 April 2006 and was negotiated by Almonty, a major shareholder of the Company. Benefits of the new agreement include a longer term and more favourable pricing than the previous contract. For its part in renegotiating the contract, Almonty shares equally in any incremental revenues realized from sales under the new contract above revenues that would have resulted from the old contract. In addition, Almonty agreed to pay 50% of the remaining twelve monthly lease payments of US$44,750 due under Beralt's US$500,000 capital lease *(Note 9)*.

Sales revenues received in the year under the new agreement exceeded those that would have been received under the old agreement by €3,628,410 *(Note 15e)*.

14. Income Taxes

The Company operates in Canada and Portugal and is subject to varying rates of taxation. Details of income tax expense for the years ended 31 March are as follows:

	2006	2005
Consolidated accounting income (loss) before taxes	**4,584,608**	(1,367,094)
Adjustments for differences between accounting and taxable income:		
Amortization	**(960,646)**	(800,497)
Stock-based compensation	**543,548**	-
Accretion	**161,101**	178,502
Other	**(251,719)**	(245,812)
Consolidated income (loss) for tax purposes	**4,076,892**	(2,234,901)
Statutory tax rate	**35.6%**	35.6%
	1,451,374	(795,625)
Increase (decrease) in taxes due to:		
Foreign income at different tax rates	**(556,942)**	290,020
Current valuation allowance (recovery)	**(894,432)**	505,605
Current income tax expense (recovery) for the year	**-**	-
Reversal of prior years' valuation allowance (i)	**(2,755,207)**	-
Future income tax recovery	**(2,755,207)**	-

(i) As at 31 March 2006, the Company determined that it was more likely than not to realize the benefits of its tax loss carry-forwards and timing differences, which represent the excess of carrying value for tax purposes over carrying value for financial reporting purposes of its property, plant and equipment. Accordingly, the Company has recognized a reversal of prior years' valuation allowances in the current year.

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at 31 March are as follows:

	2006	2005
Non-capital loss carry-forwards	**1,002,438**	2,396,682
Property, plant and equipment	**1,852,068**	2,640,561
Other	**10,182**	12,821
	2,864,688	5,050,064
Valuation allowance	**(109,481)**	(5,050,064)
	2,755,207	-

14. Income Taxes - *continued*

As at 31 March 2006, the Company had non-capital tax losses carried forward available to reduce future prescribed taxable income in Canada and Portugal as follows:

Year of Expiry	Canada	Portugal
2007	4,000	-
2008	33,000	-
2009	39,000	335,000
2010	48,000	1,895,000
2011	-	1,916,000
2014	126,000	-
2015	23,000	-
2016	4,000	-
Total	277,000	4,146,000

15. Related Party Transactions

During the year, the Company conducted transactions with related parties as follows:

a) paid or accrued marketing commissions of €49,456 (2005 – €53,900) to a director of Beralt;
b) paid or accrued consulting and management fees of €189,808 (2005 – €10,855) to directors;
c) paid rent and office service fees of €7,910 (2005 - €5,602) to a company controlled by a director;
d) sold tungsten concentrate to Almonty for sales revenue of €234,685. The transaction was conducted in the normal course of business, and was recorded at the exchange amount, such amount being in excess of the price received for similar arms length sales in the month of sale;
e) pursuant to the new sales agreement *(Note 13)*, the Company paid Almonty its share of incremental revenues, net of €204,297 in lease payments paid by Almonty, totalling €1,609,908;

The above transactions were conducted in the normal course of operations and were measured at the exchange amount, which is the amount of consideration agreed upon between the Company and the related parties.

16. Segmented Information

The Company's only business activity is the mining and development of mineral reserves. This activity is carried out primarily in Portugal. The breakdown by geographic region is as follows:

31 March 2006	Canada	Portugal	Consolidated
Segment revenue	-	14,599,373	14,599,373
Segment operating income (loss)	(480,151)	7,819,966	7,339,815
Capital expenditures	2,176	3,432,719	3,434,895
Identifiable assets	619,929	12,771,314	13,391,243

31 March 2005	Canada	Portugal	Consolidated
Segment revenue	-	6,138,214	6,138,214
Segment operating income (loss)	(115,831)	(1,251,263)	(1,367,094)
Capital expenditures	-	412,671	412,671
Identifiable assets	328,040	4,432,313	4,760,353

17. Subsequent Events

In addition to items disclosed elsewhere in these consolidated financial statements, the Company conducted the following transactions after 31 March 2006:

a) Issued 500,000 shares upon the exercise of warrants for cash proceeds of Cdn$150,000;

b) Issued 168,750 shares upon the exercise of stock options for cash proceeds of Cdn$45,063;

c) Signed an exploration permit to explore the Argemela tin deposit in Portugal. The permit is valid for two years and may be extended for up to a further three years. To maintain the permit in good standing, the Company must incur exploration expenditures of €50,000 in first year, €80,000 in the second year, and €70,000 in each subsequent year for up to three years. Upon making a production commitment, the permit may be converted into a mining license with a 3% production royalty retained by the government; and

d) Signed an exploration permit to explore the Quinta/Banjas gold deposit in Portugal. The permit is valid for two years and may be extended for up to a further three years. To maintain the permit in good standing, the Company must incur exploration expenditures of €50,000 in first year, €100,000 in the second year, and €70,000 in each subsequent year for up to three years. Upon making a production commitment, the permit may be converted into a mining license with a 4% production royalty retained by the government.

PRIMARY METALS INC.

Report to Shareholders and
Management Discussion and Analysis of
Financial Position and Results of Operations
For the Year ended March 31, 2006

July 21, 2005

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the consolidated financial statements as of and for the year ended March 31, 2006.

To the Shareholders:

General

We are pleased to report that our tungsten mining operations continue to be profitable, with positive cash flow. Tungsten prices remain strong. Sales revenue is up 138% over the previous year to €14,599,000 and net income for the year before income taxes was €4,585,000. Based on the Company's expected ongoing profitability, the Company recognized a recovery of future income tax assets of €2,755.000 for total net income for the year of €7,340,000. The planned equipment acquisitions to improve production efficiencies in the mine were completed and new development work was underway to access new mining areas underground during the third and fourth quarter, which will positively impact the ongoing mining operations. The Company also started a surface and underground drilling program to provide additional information for mine planning purposes and to investigate potential mineralization elsewhere in the mine and also completed an independent NI 43-101 compliant mineral resource estimate, the results of which were detailed in a news release on June 23, 2006.

Compared to the previous year, ore mined increased by 13% and finished tungsten concentrate production decreased by 11%. The increase in tonnes mined results from improved efficiencies by our mining team, and from the effects of the additions of new equipment. The decrease in tungsten production results from the lack of past development work to access new mine areas as well as the treatment of some lower grade material from current development work, resulting overall in a lower grade of ore to the processing plant. The development work will be continued and with the new equipment and increased output from the mine, is expected to result in future improvements in ore grade and tungsten production.

The market outlook continues to be positive and the continued improvement in the price of tungsten is very encouraging for the Company's long term prospects.

Nature of Business

The Company is listed on the TSX Venture Exchange under the symbol PMI and is engaged in the business of mining, exploration and development of mineral properties. The principal focus is the operation and improvement of the Panasqueira underground tungsten mine and processing plant in Portugal held by its wholly-owned subsidiary, Beralt Tin & Wolfram (Portugal) S.A. ("Beralt").

The mine is one of the oldest and most enduring in Europe and has managed to continue operations even in times of low tungsten demand and low prices. Operations commenced at Panasqueira a century ago and have continued with only brief interruptions. The Company is improving the mine operations with a view to the long term, to take advantage of higher tungsten prices. The Company believes that the tungsten market has now changed fundamentally, primarily due to economic growth and changes within the industry in China. Beralt is able to benefit considerably from higher tungsten prices as it completes the implementation of all its plans for development.

Beralt has recently introduced modern, low-profile underground mining equipment, which has now demonstrated a significant increase to the rate of mining, and is now starting to show a reduction in the quantity of waste rock handled. During the fourth quarter, mine output increased to an average of some 3,000 tonnes per operating day. Financing for the new equipment has been provided primarily from the Company's current improved cash flow and from lease-to-own and contract financing arrangements with suppliers.

Beralt's processing plant has increased operations to 5½ days per week to accommodate the increased mine output of 3,000 tonnes per day at relatively low incremental cost, although further refurbishment of the processing plant will be required in the coming months.

As part of the mine planning process, the Company completed an independent resource estimate compliant with NI 43-101, the results of which were detailed in our June 23, 2006 news release. The total resource estimate included Proven and Probable Reserves of 1,391,000 tonnes at a grade of 0.233% WO_3 (containing 324,408 MTU's of tungsten trioxide) and additional Indicated Resources of 3,258,000 tonnes at a grade of 0.263% WO_3 (containing a further 856,000 MTU's of tungsten trioxide).

The Company completed negotiations with the local municipality and reached an agreement for the transfer of the old mine areas, including buildings and any potential environmental costs, at Rio. The area will be transformed into a recreational and museum area to boost local tourism.

While maintaining its focus on tungsten, the Company continues to seek and evaluate other opportunities within the minerals resource sector in Portugal and elsewhere.

Overall Performance

The Company's previous fiscal year was marked by improvements in all areas and included the appointment of a new, strong management team that continues to perform exceptionally well. It is a combination of very well qualified younger professionals and experienced managers that know the mine and believe in its potential. In addition, Almonty, LLC ("Almonty"), a private U.S. company, obtained 3,379,342 common shares from Avocet Mining PLC ("AMP") and subscribed for an additional 1,538,888 shares by way of two private placements, thereby becoming a major shareholder of the Company. As part of the Almonty-AMP transaction, a contingent loan payable of €2,140,000 and an operating line of credit of US$412,000 were forgiven. The effect of this transaction was to reduce Beralt's debt by €2,458,000.

In the first quarter of fiscal 2006, the improvement in the tungsten market continued and facilitated the completion of an important, new multi-year sales contract with improved terms that provides for the sale of substantially all of Beralt's production, even if the operating rate is significantly increased (see *"Results of Operations – Sales"*).

Morale continues to be high and recent monthly production levels at the mine have reached record levels in excess of 3,000 tonnes per day and monthly sales of over 10,000 metric tonne units ("MTUs"- one hundredth of a metric tonne, or 10kg of contained tungsten trioxide in concentrates) have been achieved. Although Panasqueira continues to be very profitable, insufficient forward development in the mine in the past has continued to result in lower average grades of mined ore, otherwise finished tungsten concentrate production would have been significantly higher. Development work at the mine is now being addressed and will continue for the foreseeable future to ensure extended continuity of mineable ore.

The new equipment has been introduced to replace old mining equipment throughout the second, third, and fourth quarters. The performance of the new machines received to date is encouraging and improvements have already been demonstrated and are expected to continue in the future. The Company completed a refurbishment program at a capital cost of €3.4 million during the 2006 fiscal year.

Selected Annual Information

All of the annual and quarterly financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis. The 2004 results have been restated to give effect to the retroactive adoption of CICA Handbook Section 3110 *"Asset Retirement Obligations"* (see *"Changes in Accounting Policies"*). Selected information for the last three completed fiscal years, ended March 31, is as follows:

(In Euros)	2006	2005	2004
Total sales	14,599,000	6,138,000	5,994,000
Income (loss) for the year – as previously reported	7,340,000	(1,367,000)	(1,008,000)
Accretion of asset retirement obligation	n/a	n/a	(146,000)
Income (loss) for the year – as restated	n/a	n/a	(1,154,000)
Earnings (loss) per share – basic – as previously reported	0.68	(0.19)	(0.18)
Earnings (loss) per share – diluted – as previously reported	0.55	(0.19)	(0.18)
Earnings (loss) per share – basic – as restated	n/a	n/a	(0.21)
Earnings (loss) per share – diluted – as restated	n/a	n/a	(0.21)
Total assets	13,391,000	4,760,000	3,179,000
Long-term debt	1,678,000	1,339,000	1,073,000

Sales for 2006 increased mostly due to the dramatic increase in tungsten prices that began in March 2005. Net income for 2006 also includes a future income tax recovery of €2,755,000. A more detailed discussion of results follows in the *"Selected Quarterly Information"* section.

Selected Quarterly Information

Selected information for the first three quarters of fiscal 2005 has been restated due to the retroactive adoption of CICA Handbook Section 3110, as described above:

(In Euros)	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Total sales	3,088,000	3,609,000	4,209,000	3,693,000
Income before non-recurring items	574,000	699,000	1,546,000	1,262,000
Non-recurring items	2,755,000	503,000	-	-
Net income for the period	3,329,000	1,203,000	1,546,000	1,262,000
Earnings per share – basic	0.29	0.11	0.14	0.13
Earnings per share – diluted	0.24	0.08	0.11	0.09

(In Euros)	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Total sales	1,584,000	1,470,000	1,409,000	1,675,000
Income (loss) – as previously reported	(46,000)	(410,000)	(531,000)	(266,000)
Accretion of asset retirement obligation	n/a	(38,000)	(38,000)	(38,000)
Income (loss) – as restated	n/a	(448,000)	(569,000)	(304,000)
Earnings (loss) per share – basic – as previously reported	(0.01)	(0.06)	(0.08)	(0.04)
Earnings (loss) per share – diluted – as previously reported	(0.01)	(0.06)	(0.08)	(0.04)
Earnings (loss) per share – basic – as restated	n/a	(0.06)	(0.08)	(0.04)
Earnings (loss) per share – diluted – as restated	n/a	(0.06)	(0.08)	(0.04)

Quarterly sales for fiscal 2006 averaged approximately €3,650,000 per quarter, with slight fluctuations due to the timing of shipments. The Company is shipping virtually all of its production as it is completed. In the fourth quarter of 2006, due to unusually high pressure on the port facilities and available vessels, the Company experienced delays at the port of Lisbon, resulting in a delay in recognizing sales that would have otherwise been included in sales for the quarter.

Net income for the third and fourth quarters included a €503,000 gain on sale of investments and a €2,755,000 future income tax recovery, respectively. The third and fourth quarters also experienced higher production and administrative costs compared to the first two quarters and resulted in lower overall profitability compared to the first two quarters. In addition to a general increase in all types of costs given the current economic climate, the increase in production costs in the third and fourth quarters of 2006 is related to the fact that the mine has been operated on a minimal budget for many years while the price of tungsten was depressed. With the sudden increase in the price of tungsten that began in the first quarter, additional money was available for badly needed repairs, improvements, and upgrades of critical components of the mine and plant, which had been neglected in prior years. The Company anticipates that these costs will begin to level off and decrease in the near future as the mine and plant reach a more acceptable level of repair. In addition, the Company completed a considerable amount of development work in the third and fourth quarters which resulted in the processing of lower grade ore and lower production (see *"Results of Operations"*).

The reduced loss for the fourth quarter of fiscal 2005 is due mainly to higher tungsten prices, increased production, and fewer equipment failures. In addition, the Company realized a gain on settlement of debt during the fourth quarter of 2005 totalling €250,000. Sales for the four quarters of fiscal 2005 remained relatively consistent, although Q1 sales were stronger due to draw-downs of consignment inventory under previous sales contracts.

Results of Operations

Production

Production for the year of 96,835 MTUs from 578,218 tonnes of ore processed compares to production of 109,397 MTUs from 513,793 tonnes of ore processed in the previous fiscal year.

The process plant feed grade fell from approximately 0.26% WO_3 in 2005 to 0.21% WO_3 in 2006 due the mining of lower grade ore, partly as a result of a lack of mine development done during previous years. In addition, a certain amount of marginal ore obtained from current development work was processed in the current year to provide incremental production and to take advantage of excess capacity, further reducing the ore grade. As development work progresses and additional underground galleries are opened up, it is expected that the mined ore grade will show improvement. Results from the current drilling program will also assist in further defining areas of higher-grade ore.

Processing plant recoveries of tungsten in 2006 averaged 81.1% and were comparable to the 80.8% in 2005. A new gravity concentrator for slime material was recently introduced into the processing plant and upon completion of tune-up and optimization is expected to result in a small but important improvement in tungsten recovery.

Compared to the previous year, the Company realized an 11% increase in the cost per tonne of ore mined, and a 19% decrease in recovered tungsten grade from 0.21% in 2005 to 0.17% in 2006. Consequently, the direct cost of production per MTU increased by 33% from approximately €62 for fiscal 2005 to approximately €82 for fiscal 2006. After factoring out distribution costs and deducting by-product credits, the cost per MTU produced was €55 in fiscal 2005 and €75 in the current year.

The improvement in tonnes mined during the current year represents a 13% increase over the previous year and reflects the success of the workforce and management team in meeting plans and establishing higher operating rates. Although maintenance costs including equipment overhaul were high, new maintenance standards were established and equipment availability improved. Improvement due to the addition of new equipment is evidenced in the production results.

Sales
Sales of 99,604 MTU's during the year compare to 104,109 MTU's in the previous fiscal year, representing a decrease of 4%. The Company is currently shipping substantially all of its production, maintaining little or no inventory of concentrates. However, during the fourth quarter, several shipments remained in inventory (in transit) due to delays and lack of container space at the port of Lisbon. Sales of these shipments will be recorded in Q1 2007.

Total consolidated sales for the year (including sales of by-products and aggregates) rose to €14,599,000 from €6,138,000 in the previous year, representing a 138% increase. This increase includes a 4% decrease in the number of MTU's sold in the year plus an average increase in sales prices realized in the year of approximately 171% over those of the previous year.

The quoted European price of ammonium paratungstate ("APT"), upon which the Company's tungsten sales contract price is based, rose from a range of approximately US$85 to US$145 per MTU between April 2004 and March 2005 to a range of approximately US$209 to US$295 per MTU between April 2005 and March 2006. This represents, on average, an increase of approximately 171% over the previous year. Current tungsten prices are in the region of US$255 per MTU. Beralt's sales revenue is based on the mean European APT tungsten price for the month prior to shipment.

The Company's sales are denominated in U.S. dollars, which impacts the Company's reported sales values as the exchange rate between the Euro and U.S. dollar changes over time. Compared to the previous year, the U.S. dollar weakened against the Euro, resulting in a decrease in sales values of approximately 4% on a comparative basis.

During the first quarter, Almonty negotiated a new multi-year sales contract with Osram Sylvania for the benefit of the Company. The contract provides for the sale of all or substantially all of the Company's tungsten concentrate production. The agreement replaces the previous agreement that was to expire on April 30, 2006, and in addition to a longer term, includes more favourable pricing compared to the previous contract (see *"Related Party Transactions"*).

Operating Margin
The operating margin was €6,733,000 for the year, which compares with a negative margin of €220,000 for fiscal 2005.

Costs of sales of €7,866,000 for the year compare with €6,358,000 for the previous year. This increase results from the 4% decrease in the number of MTU's sold in the year, as well as a 29% increase in the cost per MTU sold in the year, due to the lower grade of ore mined.

The improved operating margin for the year is due primarily to the higher prices realized over those of the previous year. Margins have also been negatively affected by the weakening of the U.S. dollar.

Other Expenses
General and administrative costs, net of other items, totalled €2,148,000 for the year as compared to €1,146,000 in 2005 as follows:

(In Euros)	2006	2005
Salaries, wages and management fees	482,000	259,000
Communications	18,000	13,000
Travel and accommodation	194,000	60,000
Office and general	96,000	84,000
Insurance	49,000	12,000
Consulting	9,000	4,000
Investor relations	49,000	-
Transfer agent, filing fees and shareholder information	20,000	14,000
Total administrative expenses	917,000	446,000
Accretion of asset retirement obligation	161,000	153,000
Amortization and depletion	570,000	507,000
Foreign exchange	82,000	(103,000)
Interest and financing	229,000	217,000
Professional fees	159,000	167,000
Stock-based compensation	544,000	-
Other items	(514,000)	(241,000)
Totals	2,148,000	1,146,000

Total general and administrative expenses for the current year are substantially higher than those of the prior year's due mostly to an increase in personnel costs, travel, investor relations, and the recording of stock-based compensation (a non-cash item) for stock options granted to directors, employees, and consultants during the year. There were also increases in administrative costs, interest and financing costs, and foreign exchange costs for the year. Most of the increases result from the increase in sales, investor relations, and other management activities of the Company during the current year, compared to the prior year. Amortization and depletion increased due to the increase in the units of production in the current year and an adjustment to the estimated tonnage to be mined. The new mining equipment is being amortized over estimated useful lives, which have been set at five years for loaders and haulers and seven years for drill units. Foreign exchange adjustments vary with the levels of U.S. and Canadian dollar denominated monetary assets and changes in these exchange rates compared to the Euro. During the year, the U.S. dollar weakened against the Euro, which produced transaction and translation losses on the Company's net U.S. dollar denominated monetary assets. Interest costs were higher than in fiscal 2005 due to the additional long-term debt relating to asset acquisitions as well as interest accrued on the government assistance loan.

Other items for 2006 relate primarily to a gain on sale of other assets and for 2005 relate primarily to a gain on forgiveness of debt (see *"Income (Loss)"*)

During the current year, the Company granted 1,585,000 incentive stock options to directors, employees and consultants (see *"Outstanding Share Data"*) and 876,875 stock options vested during the year. Non-cash stock-based compensation of €544,000 relating to the vested options was recorded in the year. There were no such options granted or vested in the previous year.

Income (Loss)

Net income for the current year of €7,340,000 (€0.68 per share - €0.55 per share diluted) is substantially higher than the €1,367,000 loss (€0.19 per share loss) recorded in the previous year. The increase in profitability results mostly from the increase in sales prices experienced in the year. During the current year, the Company also realized a gain of €503,000 upon the sale of its option on a tungsten property located in Peru and a future income tax recovery of €2,755,000. The 2005 loss includes a gain on forgiveness of debt (€250,000), loss on retirement of assets (€29,000), and a loss on write-down of investments (€42,000).

Net income reported in Canadian dollars amounts to $10,671,000 ($0.99 per share - $0.80 per share diluted) for the current year. During the year, the Canadian dollar strengthened by approximately 11% against the Euro, resulting in a reduction in the earnings per share amounts as reported in Canadian dollars. To provide a basis for comparison and to present the effect of foreign exchange on the Company's Canadian dollar results, the $0.99 per share reported in the current year would have been $1.06 had the average exchange rate for the year remained the same as in the first quarter of the year.

Cash Flows
Cash flow from operating activities (before changes in non-cash working capital) for the year was €5,356,000 compared to negative €902,000 for fiscal 2005. The favourable change in cash flows is due to the higher income experienced in the current year as detailed above.

Within non-cash working capital, the most notable changes for the current year were a €556,000 decrease in trade receivables, a €588,000 increase in inventory, and a €222,000 increase in accounts payable resulting in a net cash outflow of €7,000 from changes in non-cash working capital items.

Within financing activities, the Company received €277,000 from the issuance of shares (see *"Outstanding Share Capital"*), and increased its long-term debt by €339,000. The Company repaid €300,000 of bank debt during the year.

After taking account of €3,435,000 spent on capital asset purchases, there was a net increase in cash balances of €2,783,000 for the year ended March 31, 2006.

At March 31, 2006, cash balances totaled €3,122,000 compared to €340,000 at March 31, 2005 reflecting the significant improvements in operating results during the year.

Financial Position and Liquidity
As at March 31, 2006, the Company's working capital position was positive with current assets exceeding current liabilities by €809,000, which compares to a negative working capital position of €2,021,000 as at March 31, 2005. Management expects to negotiate long-term repayment provisions for the government assistance loan, for which €1,334,000 is included in current liabilities at March 31, 2006, whereupon working capital would improve substantially.

The Company currently has equipment financed under capital lease, term loan, and finance contract agreements, which total €1,678,000 and call for monthly payments of approximately €120,000. These payments are currently being covered by cash flow from operations.

With the recent improvement in the price of tungsten, the Company expects that its liquidity position will improve in the short term. However, with the current capital commitments and those contemplated for new equipment, and with the risks and uncertainty of tungsten prices, there can be no assurance of long term improvement in liquidity therefore, Beralt continues to be vulnerable to any event that negatively affects cash flows.

Discussion of Fourth Quarter Results
Sales of €3,088,000 from 19,148 MTUs for Q4 2006 compare to sales of €1,584,000 from 26,011 MTU's for Q4 2005. This represents an increase over 2005 of approximately €100 per MTU, or 163%. For the fourth quarter of 2006, tonnes of ore produced increased by 3%, and MTU's of tungsten produced decreased by 18% over Q4 2005 levels. However, tonnes mined increased significantly in quarters three

and four in fiscal 2006 resulting in a 23% increase over quarters one and two. Similarly, MTUs produced in the second half of fiscal 2006 were 9% higher than in the first six months of the year.

Income of €574,000 (before future income tax recovery) for the fourth quarter of 2006 compares to a loss of €46,000 for the fourth quarter of 2005. The improvement for the fourth quarter of 2006 is due mainly to higher tungsten prices.

For the quarter ended March 31, 2006, administrative expenses, professional fees and interest and financing costs were €463,000 compared to €224,000 for the same quarter in the previous year. This increase is reflective of the additional activity of the Company with the recent rise in sales, production, and investor interest in the Company during the period.

Capital Resources and Commitments

The Company's current capital resources may be less than what is necessary to undertake the desired improvement program required to take advantage of the current market prices. However, current improvements in sales revenue, if continued, will address much of the requirement for expenditures on new equipment and further mine development.

During the first quarter, the Company signed a credit facility agreement with Almonty, who have provided the Company with a US$500,000 convertible line of credit. The advances under the loan bear interest at 5%, have a five-year term, and will be convertible into units comprising one share and one share purchase warrant at a conversion price fixed at the date of the drawdown. There have been no drawdowns to date.

No specific expenditures are required to keep the company's mining rights and property assets in good standing. Under the Company's mining leases, mining operations must continue, unless suspended with proper authority.

The Company's estimated asset retirement obligation is currently unfunded, and will likely remain so for the foreseeable future.

The Company entered into management contracts with two of its directors for administrative and management services for one-year terms. The two contracts call for monthly payments of Cdn $5,000 and US$2,500 per month, respectively.

Subsequent to March 31, 2006, the Company obtained exploration licenses on two separate properties that will require the use of capital in the future (see *"Subsequent Events"*).

Outstanding Share Capital

As at March 31, 2006, the Company had outstanding 11,666,509 common shares. In addition, the Company had outstanding 1,666,875 share purchase options and 1,450,000 share purchase warrants for total diluted shares outstanding of 14,783,384.

During the year, the Company issued 178,125 shares upon the exercise of stock options, and 1,806,666 shares upon the exercise of warrants for total cash proceeds of €276,812.

Subsequent to March 31, 2006, the Company granted 50,000 five-year stock options with an exercise price of CAD$3.95 (subject to regulatory approval) and received cash proceeds of CAD$195,062 upon the exercise of 500,000 warrants and 168,750 options.

As at the date hereof, the Company had outstanding 12,335,259 common shares. In addition, the Company has outstanding 1,548,125 share purchase options and 950,000 share purchase warrants for total diluted shares outstanding of 14,833,384.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as at March 31, 2006 or as at the date hereof.

Related Parties

During the year, marketing, consulting, and management fees of €239,000 (2005 – €65,000) were paid to directors of the Company. The increase in such fees paid to directors is due to the increase in activity in the Company during fiscal 2006 resulting directly from the recent increase in the price of tungsten, and the Company's actions taken to take advantage of the current prices, which included arranging for the acquisition of new equipment, and implementing new maintenance standards. In addition, directors of the Company have been providing an increased level of investor relations information due to the recent interest in the Company's stock. The Company currently has no salaried employees to handle some of these functions, however, during the year, the Company hired an investor relations firm to help handle some of the increased investor interest in the Company (see *"Investor Relations"* and *"Subsequent Events"*).

During the first quarter, the Company signed an exclusive multi-year sales agreement (see *"Results of Operations - Sales"*) negotiated by Almonty, a major shareholder of the Company. For its part in renegotiating the contract, Almonty will share equally in any incremental revenues realized from sales under the new contract above revenues that would have resulted from the old contract. In addition, Almonty agreed to pay 50% of the remaining twelve monthly lease payments of US$44,750 due under Beralt's US$500,000 capital lease. Sales revenues received in the year under the new agreement exceeded those that would have been received under the old agreement by €3,628,000. Accordingly, during the year, the Company paid Almonty its share of incremental revenues, net of €204,000 in lease payments paid by Almonty, totalling €1,610,000.

During the first quarter, the Company sold tungsten concentrate to Almonty for sales revenue of €234,685. The transaction was conducted in the normal course of business, and was recorded at the exchange amount, such amount being in excess of the price received for similar arms length sales in the month of sale.

Changes in Accounting Policies

There were no changes in accounting policies during the year under review.

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, prepaid deposits, export loan payable, government assistance loan, accounts payable, and long-term debt. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is exposed to significant currency and credit risks arising from these financial instruments as follows:

As described above (see "*Nature of Business*" and *"Results of Operations – Sales"*), the Company is exposed to currency risk due to the fact that its sales are denominated in U.S. funds while its operating costs are denominated in Euros. The Company's sales and trade receivables are negatively impacted by increases in the Euro versus the U.S. dollar. This risk is partially mitigated by the fact that the Company has a significant amount of long-term debt that is denominated in U.S. dollars, which is positively impacted by increases in the Euro versus the U.S. dollar.

The Company sells substantially all of its concentrate to one customer; therefore, substantially all of the Company's accounts receivable is due by this customer. The Company monitors the collection of its accounts receivable carefully, and to date, has had no bad debts resulting from trade credit extended to this customer.

Subsequent Events
The Company conducted the following transactions after 31 March 2006:
- Granted 50,000 five-year stock options at an exercise price of Cdn$3.95 per share (subject to regulatory approval);
- Issued 668,750 shares upon the exercise of 500,000 warrants and 168,750 options for cash proceeds of Cdn$195,062; and
- Signed an exploration permit to explore the Argemela tin deposit in Portugal. The permit is valid for two years and may be extended for up to a further three years. To maintain the permit in good standing, the Company must incur exploration expenditures of €50,000 in first year, €80,000 in the second year, and €70,000 in each subsequent year for up to three years. Upon making a production commitment, the permit may be converted into a mining license with a 3% production royalty retained by the government.
- Signed an exploration permit to explore the Quinta/Banjas gold deposit in Portugal. The permit is valid for two years and may be extended for up to a further three years. To maintain the permit in good standing, the Company must incur exploration expenditures of €50,000 in first year, €100,000 in the second year, and €70,000 in each subsequent year for up to three years. Upon making a production commitment, the permit may be converted into a mining license with a 4% production royalty retained by the government.

Disclosure Controls and Procedures
The Company continues to refine its disclosure controls and procedures from time to time, and the CEO and CFO have concluded that, during the quarter, the process effectively ensured that material information was accumulated and communicated to management in sufficient time for management to make decisions regarding the Company's disclosure required by securities legislation.

Risks and Contingencies
There is risk that Beralt will be unable to sufficiently progress its improvement program and will fail to maintain profitable operations. The recent improvement in the price of tungsten has mitigated this risk to a certain degree, however, there is no assurance that profitable price levels will persist. Should these prices not continue, and should the necessary investments in equipment and mine development not be made, eventual closure of Beralt could result, and it would be unlikely that Beralt would be able to meet all its obligations, including those arising due to a closure. In such a case, the Company would be required to write-off its investment in Beralt and seek other activities.

The Company and Beralt continue to face the possibility of further negative fluctuations in the exchange value of the U.S. dollar. No reasonable action by the Company can mitigate this risk.

Discussion of the Company, its operations and associated risks is further described in the Company's filings, available for viewing at www.sedar.com.

Management
The Company is very dependent upon the personal efforts and commitments of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

Investor Relations
With respect to public relations, the Company provides information from its corporate offices to investors and brokers directly and has also entered into a contract with Ascenta Capital Partners Inc. to coordinate investor relations activities for the Company.

Forward Looking Statements

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the continuation of production, the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development and production results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration and production activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's filings on www.sedar.com. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of tungsten, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Portugal will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Approval

The Board of Directors of the Company has approved the disclosure contained in this annual Management Discussion and Analysis.

A copy of this MD&A will be provided to any applicant upon request.

Form 52-109F1 – Certification of Annual Filings

I, Jonathan Carter, President and Chief Executive Officer of Primary Metals Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Primary Metals Inc. (the "Issuer") for the period ending March 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: July 21, 2006

"Jonathan Carter"

Jonathan Carter
President and Chief Executive Officer

Form 52-109F1 – Certification of Annual Filings

I, Kerry Spong, Chief Financial Officer of Primary Metals Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Primary Metals Inc. (the "Issuer") for the period ending March 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: July 21, 2006

"Kerry Spong"

Kerry Spong
Chief Financial Officer